FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑            Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 14 June 2006	By	Name: S M Bunn Title: Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 May 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (02 May 2006)	Company purchases its own securities through Goldman Sachs International. (16 May 2006)
Announcement	Announcement
Mr Fletcher informs the Company of his beneficial interests. (03 May 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (17 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (03 May 2006)	Company purchases its own securities through Goldman Sachs International. (17 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (4 May 2006)	Company purchases its own securities through Goldman Sachs International. (18 May 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (05 May 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (19 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (05 May 2006)	Company purchases its own securities through Goldman Sachs International. (19 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (08 May 2006)	Company purchases its own securities through Goldman Sachs International. (22 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (09 May 2006)	Company purchases its own securities through Goldman Sachs International. (23 May 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (10 May 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (24 May 2006)
Announcement	Announcement
Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 May 2006)
Company purchases its own securities through Goldman Sachs International. (24 May 2006)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (10 May 2006)	Company purchases its own securities through Goldman Sachs International. (25 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (11 May 2005)	Company releases shares from treasury to satisfy grants made under employee share plans. (26 May 2006)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (12 May 2006)	Company purchases its own securities through Goldman Sachs International. (26 May 2006)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (12 May 2006)	Company purchases its own securities through Goldman Sachs International. (30 May 2006)
Announcement	Announcement
Mr Malcolm informs the Company of hise beneficial interests. (15 May 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (31 May 2006)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 May 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (31 May 2006)
Announcement Company purchases its own securities through Goldman Sachs International. (15 May 2006)

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:10 02-May-06 3210C
Diageo plc
2 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 907.44 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 224,929,252 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,826,045,916.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Director/PDMR Shareholding 12:31 03-May-06 PRNUK-0305

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below was received under paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that it received notification on 2 May 2006 from Mr S R Fletcher, a Person Discharging Managerial Responsibilities, as follows.
a. On 26 April 2006 he exercised options over:
i. 36,231 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per Ordinary Share of £5.18 under the Company’s Senior Executive Share Option Plan (the ‘Plan’);
ii. 127,768 Ordinary Shares granted on 13 September 2000 at a price per Ordinary Share of £5.87 under the Plan;
iii. 113,537 Ordinary Shares granted on 12 September 2001 at a price per Ordinary Share of £6.87 under the Plan; and
iv. 107,905 Ordinary Shares granted on 11 October 2002 at a price per Ordinary Share of £7.59 under the Plan.

b. On 26 April 2006, following the above exercises, Mr Fletcher sold 382,941 Ordinary Shares at a price of £9.17 per Ordinary Share. He retained beneficial ownership of the balance of 2,500 Ordinary Shares.
c. On 26 April 2006 he sold 86 Ordinary Shares at a price of £9.17 per Ordinary Share from his Individual Savings Account.
As a result of the above, Mr Fletcher’s interest in Ordinary Shares (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) has increased to 109,835.
3 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:10 03-May-06 4074C
Diageo plc
3 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 901.18 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 225,629,252 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,825,345,916.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 17:49 04-May-06 4907C
Diageo plc
4 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 899.89 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 226,329,252 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,824,645,916.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 14:39 05-May-06 PRNUK-0505

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,094 Ordinary shares of 28 101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 226,326,158 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,824,649,010.
5 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:06 05-May-06 5653C
Diageo plc
5 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 901.97 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 227,026,158 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,823,949,010.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 17:52 08-May-06 6381C
Diageo plc

8 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 905.47 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 227,626,158 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,823,349,010.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:03 09-May-06 7063C
Diageo plc
09 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 909.74 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 228,326,158 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,822,649,010.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 12:56 10-May-06 PRNUK-1005

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,930 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 228,324,228 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,822,650,940

10 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Director/PDMR Shareholding 14:45 10-May-06 PRNUK-1005

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 May 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 May 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 May 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.11.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	294,648
P S Walsh	763,016

Name of PDMR
S Fletcher	109,856
J Grover	151,997
A Morgan	141,488
G Williams	188,541*

(*	of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 May 2006 from Lord Blyth, a director of the Company, that he has purchased 1,091 Ordinary Shares on 10 May 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.11.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 126,830.
3. It received notification on 10 May 2006 from Todd Stitzer, a director of the Company, that he has purchased 109 Ordinary Shares on 10 May 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.11.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,888.
10 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:10 10-May-06 7853C
Diageo plc
10 May 2006

Diageo plc announces that it has today purchased through Goldman Sachs International 800,000 ordinary shares at a price of 907.94 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 229,124,228 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,821,850,940.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 17:58 11-May-06 8580C
Diageo plc
11 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 914.61 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 229,874,228 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,821,100,940.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 14:52 12-May-06 PRNUK-1205

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,655 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 229,864,573 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,821,110,595.
12 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 17:59 12-May-06 9342C
Diageo plc
12 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 900.11 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 230,614,573 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,820,360,595.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Director/PDMR Shareholding 14:10 15-May-06 PRNUK-1505

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification below was received under Paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that on 12 May 2006 it received notification from Mr RM Malcolm, a Person Discharging Managerial Responsibilities (‘PDMR’), that, on 12 May 2006, he sold 5,000 American Depository Shares in the Company (‘ADS’)* at a price of US$68.45 per ADS.
As a result of the above transaction, Mr Malcolm’s interest in ADSs (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 21,728.

(*1 ADS is the equivalent of 4 Ordinary Shares of 28 101/108 pence each in the Company)
15 May 2006

Company	Diageo PLC
TIDM Headline Released	DGE Transaction in Own Shares 14:44 15-May-06

Number	PRNUK-1505

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 21,124 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 230,593,449 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,820,381,719.
15 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:05 15-May-06 0142D
Diageo plc
15 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 882.98 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 231,293,449 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,819,681,719.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:01 16-May-06 0922D
Diageo plc
16 May 2006

Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 892.59 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 232,043,449 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,818,931,719.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 12:31 17-May-06 PRNUK-1705

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,524 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 232,033,925 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,818,941,243.
17 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 17:58 17-May-06 1669D
Diageo plc
17 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 900,000 ordinary shares at a price of 882.32 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 232,933,925 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,818,041,243.

END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:16 18-May-06 2406D
Diageo plc
18 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 750,000 ordinary shares at a price of 873.12 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 233,683,925 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,817,291,243.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 14:19 19-May-06 PRNUK-1905

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 10,505 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 233,673,420 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,817,301,748.
19 May 2006
END

Company	Diageo PLC

TIDM Headline Released Number	DGE Transaction in Own Shares 17:39 19-May-06 3158D
Diageo plc
19 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 866.47 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 234,673,420 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,816,301,748.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:09 22-May-06 3927D
Diageo plc
22 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 868.07 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 235,673,420 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,815,301,748.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:18 23-May-06 4712D
Diageo plc
23 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 872.27 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 236,673,420 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,814,301,748.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 14:37 24-May-06 PRNUK-2405

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 15,357 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 236,658,063 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,814,317,105.
24 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:24 24-May-06 5510D
Diageo plc
24 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 870.39 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 237,658,063 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,813,317,105.
END

Company	Diageo PLC

TIDM Headline Released Number	DGE Transaction in Own Shares 18:07 25-May-06 6330D
Diageo plc
25 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 873.21 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 238,658,063 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,812,317,105.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 14:38 26-May-06 PRNUK-2605

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 497 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 238,657,566 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,812,317,602.
26 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:10 26-May-06 7105D

Diageo plc
26 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 892.50 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 239,357,566 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,811,617,602.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 17:35 30-May-06 7915D
Diageo plc
30 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 884.15 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 239,957,566 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,811,017,602.
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 14:14 31-May-06 PRNUK-3105

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 7,914 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 239,949,652 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,811,025,516.
31 May 2006
END

Company	Diageo PLC
TIDM Headline Released Number	DGE Transaction in Own Shares 18:16 31-May-06 8740D
Diageo plc
31 May 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 877.03 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 240,549,652 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,810,425,516.
END